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                         January 30, 2023

       Yifan Li
       Chief Executive Officer
       Hesai Group
       9th Floor, Building L2-B
       1588 Zhuguang Road, Qingpu District
       Shanghai 201702
       People   s Republic of China

                                                        Re: Hesai Group
                                                            Registration
Statement on Form F-1
                                                            Filed January 17,
2023
                                                            File No. 333-269247

       Dear Yifan Li:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Prospectus Summary
       Conventions That Apply to This Prospectus, page 12

   1. We note that your definition of "China" or the "PRC" excludes Hong Kong and Macau.
                                                        Please revise your
disclosure to remove the exclusion of Hong Kong and Macau from your definition of
"China" or the "PRC."
 Yifan Li
FirstName  LastNameYifan Li
Hesai Group
Comapany
January 30,NameHesai
            2023     Group
January
Page 2 30, 2023 Page 2
FirstName LastName
Summary Consolidated Financial Data, page 17

2. Please update your pro forma calculation to include the amount of stock compensation that will be recognized upon the effectiveness of your IPO. Assume the service vesting conditions that were met as of the IPO effectiveness date were met as of January 1, 2021 and include the entire amount of additional stock compensation in you pro forma net loss per share for the year ended December 31, 2021. In determining the service vesting conditions that will be met as of the IPO effectiveness date and calculating the stock compensation that will be recognized upon the effectiveness of your IPO, use the most recent practicable date, when known, and disclose this date. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 77

3. You disclose that you have industry-leading gross margins of approximately 50% from
         2020 onwards. However, your disclosure on page 78 states that your gross margin for the nine months ended September 30, 2022 was 44.0% and your Selected Quarterly Results of
         Operations on page 89 indicate that your gross margin for the most recent quarter ended
         September 30, 2022 was 37%. Please clarify this disclosure to include your gross margin through September 30, 2022 and any known decreases in gross margin as it relates to the unit shipments through December 31, 2022 that you have disclosed. Management, page 152

4. Please file the consent of Bonnie Zhang as an exhibit to your registration statement. Refer to Securities Act Rule 438.
Compensation of Directors and Executive Officers, page 156

5. Please update to include the executive compensation disclosure for the year ended
         December 31, 2022.
Unaudited Condensed Consolidated Financial Statements for the Nine Months Ended September
30, 2021 and 2022
Notes to Unaudited Condensed Consolidated Financial Statements
12. Share Based Compensation, page F-64

6. When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted from six month before the date of this letter and leading up to the preliminary pricing of your IPO. This breakdown should list grants in chronological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. In addition, your disclosure should fully describe the assumptions
 Yifan Li
Hesai Group
January 30, 2023
Page 3
      utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameYifan Li
                                                             Division of
Corporation Finance
Comapany NameHesai Group
                                                             Office of
Technology
January 30, 2023 Page 3
cc:       Yuting Wu, Esq.
FirstName LastName